[GRAPHIC OMITTED]
                           HARVEY HOME ENTERTAINMENT


August 20, 2007


Mr. William Choi, Branch Chief
Securities and Exchange Commission
Washington, D. C. 20549

Re:  Harvey Electronics, Inc.
Form 10K for the Fiscal Year Ended October 28, 2006
Filed January 26, 2007
Form 10Q for the Quarterly Period Ended April 28, 2007
Filed June 18, 2007
File No. I-4626

Dear Mr. Choi:

This letter is in response to your July 25, 2007 letter (the "Letter"), which is attached. We understand the purpose of the Letter and look forward to improving and enhancing our future filings with the Commission. We look forward to working with you in this respect.

Form 10-K for the Fiscal Year Ended October 28, 2006
----------------------------------------------------

Statements of Operations, page F-4
----------------------------------

1. Please revise your consolidated statements of operations in future filings to separately present revenue and cost of sales separately for your product sales and services. Refer to Rule 5-03(b) of Regulation S-X.

Company Response:
-----------------

The Company will separately present revenue and cost of sales for product and services in future filings.

2. We note you present other income within the revenue section of your statements of operations. Please tell us why your presentation is appropriate or revise future filings accordingly.

Company Response:
-----------------

The Company will provide a separate line for other income if material, below the revenue section of the statement of operations in future filings.

Notes to Financial Statements, page F-7
---------------------------------------

1. Description of Business and Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------------------------

Net Advertising Expense, Page F-12
----------------------------------

3. We note that you recorded a fourth quarter adjustment to reclassify $360,000 of promotional allowances increasing selling, general and administrative expenses and decreasing cost of sales and inventory. Please tell us the circumstances surrounding this reclassification. Please confirm that this change in accounting resulted from changes you made in your contracts with vendors. If not, please explain.

Company Response:
-----------------

The Company follows EITF 02-16, "Accounting by a Customer for Certain Consideration Received from a Vendor" ("EITF 02-16") which addresses how and when to reflect consideration received from suppliers in the financial statement.

Manufacturer rebates received by the Company have been historically recorded based on the quarterly estimated progress in earning such rebates. The Company's estimates, to record these rebates are based on historical information and current separate and unique programs with such vendors.

In the fourth quarter of fiscal 2006, the Company initiated a change in its advertising campaign which was modified to reflect current market conditions, customer needs and service demands. The new marketing strategy was designed to better promote the Harvey brand and its installation and home integration offerings rather than the vendors products with equipment pictures and prices.

In the past, the Company would receive funds from certain vendors and those funds were used to advertise the vendors' products, name and price. The Company was able to support a relationship of matching advertising expenditures relating to a vendor with coop/promotional allowances from these key vendors. It should be noted that program dollars are not addressed in dealer agreements/contracts and are typically negotiated by Management or the Company's affiliated trade group. Additionally, historically, the Company had been sought out by certain vendors for its high-end brand appeal in the New York market and we were able to negotiate significant program dollars from our key vendor partners. These vendors needed Harvey in this market to advertise their limited distribution esoteric brands. Harvey was always successful in obtaining these program dollars and historically incurred advertising expenditures well in excess of dollars received from the vendors.

In fiscal 2006, the Company saw significant competition from its competitors on price and product advertising, particularly on flat panel televisions which were driving the business. As a result, the Company wanted to further differentiate itself from its mass merchant competitors on service and on its high-end brand appeal. Therefore, in the fourth quarter of fiscal 2006, the Company replaced its historical advertising of product centric ads, and migrated to a brand strategy of promoting the Harvey name and its custom installation offerings. As a result, promotional allowances received no longer represented reimbursements of specific, incremental, identifiable advertising costs incurred by the Company in selling the vendors products to support the presentation of net advertising expense in SGA.

Accordingly, certain promotional allowances received by vendors that were previously recorded as a reduction of advertising expense, are now recorded as a reduction of product costs if the expenditure no longer represents identifiable costs incurred by the Company to promote the vendors' products. As a result, $360,000 of promotional allowances earned in the fourth quarter of fiscal 2006 were reclassified to cost of goods sold.

Exhibit 31
----------

4. We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individuals' titles.

Company Response:
-----------------

Exhibit 31 was changed accordingly in the Company's second quarter Form 10Q ended April 28, 2007.

Form 10-Q for the Quarterly Period Ended April 28, 2007
-------------------------------------------------------

Notes to Financial Statements
-----------------------------

2. Private Placement
--------------------

5. We note that you issued warrants in connection with your private placement of Series B Preferred Stock and in connection with the Consulting Agreement you entered into with Trinity. Please tell us how you accounted for these warrants and the basis in GAAP for your accounting treatment. Please provide us with a summary of your calculation of the intrinsic value of the embedded option. Please include with your response an explanation of the methodology and assumptions used to determine the valuation of all warrants issued. Please be detailed in your response.

Company response:
-----------------

     The Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with several institutional investors (the "Investors") led by Trinity Investment Partners LLC ("Trinity"). Pursuant to the Purchase Agreement, the Company received $4,000,000 from the sale (the "Private Placement") of 8% Series B Convertible Preferred Stock (the "Series B Stock"). The Private Placement was approved by the Company's shareholders on October 27, 2006 and closed on November 10, 2006.

     The Series B Stock is convertible into 1,553,571 shares of the Company's common stock at $2.80 per share. The investors were also issued Series A seven-year warrants to purchase an aggregate of 553,573 shares of the Company's common stock, exercisable at $5.60 per share.

     The Company has also entered into a Consulting Agreement with Trinity pursuant to which Trinity received reimbursement of its expenses, a Series B seven-year warrant to purchase 500,000 shares of the Company's common stock exercisable at $2.80 per share, and a Series C seven-year warrant to purchase 875,000 shares of the Company's common stock exercisable between $3.20 and $6.80 per share in ten equal tranches, with the exercise price increasing by $0.40 in each tranche. All warrants issued to Trinity were fully vested and immediately exercisable upon issuance. All services in connection with the Consulting Agreement related to services rendered in connection with the equity raise. Additionally, all amounts paid to Trinity in connection with the Consulting Agreement were paid as consideration for Trinity's services in connection with raising such capital.

     As part of our analysis, the Company reviewed EITF 00-19 (as clarified by EITF 05-2), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.

     The investors in the  transaction  purchased  shares of preferred stock and
received   warrants  to  purchase  the  Company's  common  stock.  No  mandatory redemption feature exists for the preferred stock and no material events to trigger redemption exist in the Securities Purchase Agreement. The warrants carry the physical settlement method and the warrants are exercisable, immediately at between $3.20 and $6.80. The warrants were entered into in conjunction with the issuance of the preferred stock and are legally detachable and separately exercisable, with no put options.

     The preferred stock and the related warrants do not require net-cash settlement as discussed in Issue 00-19. Additionally, cash payments to a counter party in exchange for the Company's stock, is not applicable.

     We did review FASB 133, Accounting for Derivative Instruments and Hedging Activities as well in our evaluation. We don't believe that there are any embedded derivatives in the securities to be issued and as evidenced by the related Asset Purchase Agreement or Common Stock Purchase Warrants.

     The securities do not have one or more underlying and notional amounts and their terms require no net settlement.

     As the securities of the Company are both indexed to its own stock and classified as equity on its balance sheet, they are not considered derivatives by Statement 133, and thus paragraph 12 does not apply. Separating or bifurcating the securities therefore does not apply.

     We also reviewed EITF 98-5 (Accounting for Convertible Security with Beneficial Conversion Features or Contingently Adjustable Conversion Features) and EITF 00-27 (Application of Issue No. 98-5 to Certain Convertible Instruments) and concluded that no beneficial conversion feature existed at the commitment date.

     The intrinsic value of this conversion option was measured using the commitment date fair value of the stock, as a result of the Series B Convertible Preferred Stock having a conversion feature that was out of the money on the date of issuance, the Series B Stock had no beneficial conversion feature. This is because the shares are convertible into 1,553,571 common shares at a premium of approximately $0.78 per share representing the difference between the market price of the common shares or $1.84 per share on November 10, 2006 and the effective conversion price of approximately $2.62. Although the conversion price is $2.80 we had to allocate a portion of the value of the proceeds to the attached Series A warrants utilizing a Black Scholes Valuation Model, as prepared by an independent financial advisor engaged by the Company's Board, to determine the effective conversion price of the Series B Preferred. The Series A warrants were valued at approximately $280,000, using the following assumptions; dividend yield 0%, volatility 49.05%, risk-free rate of return 4.6% and an expected life of 7 years, which is the term of the warrants.

     The Series B and C seven year warrants discussed above to be issued to Trinity were valued at approximately $904,000, also utilizing a Black Scholes Valuation Model, as prepared by an independent financial advisor engaged by the Company's Board. The following assumptions were used; dividend yield 0%, volatility 49.05%, risk-free rate of return 4.6% and an expected life of 7 years, which is the term of the warrants.

     As the warrants were earned in connection with selling the Preferred Stock, they were deemed to be a cost of raising capital, and as a result, were recorded to stockholders equity. These warrants have value and were recorded as a debit and credit to APIC, thus creating no impact to the financial statements or to shareholders equity.


In connection with responding to your comments, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your consideration of the above and we look forward to working with you and your staff in concluding your review.


Sincerely,



/s/ Joseph J. Calabrese
-------------------------------
Executive Vice President &
Chief Financial Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

[GRAPHIC OMITTED]
DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
--------------

                                                       July 25, 2007



Mr. Michael E. Recca
Interim Chief Executive Officer
Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071



             Re:      Harvey Electronics, Inc.
                      Form 10-K for the Fiscal Year Ended October 28, 2006 Filed January 26, 2007 Form 10-Q for the Quarterly Period Ended April 28, 2007 Filed June 18, 2007 File No. 1-4626


Dear Mr. Recca:

     We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Michael Recca Harvey Electronics, Inc.
June 25, 2007
Page 2

Form 10-K for the Fiscal Year Ended January 27, 2007
---------------------------------------------------

Statements of Operations, page F-4
----------------------------------

1. Please revise your consolidated statements of operations in future filings to separately present revenue and cost of sales separately for your product sales and services. Refer to Rule 5-03(b) of Regulation S-X.

2.   We note you  present  other  income  within  the  revenue  section  of your
     statements  of  operations.   Please  tell  us  why  your  presentation  is
     appropriate or revise future filings accordingly.

Notes to Financial Statements, page F-7
---------------------------------------

1. Description of Business and Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------------------------

Net Advertising Expense, page F-12
----------------------------------

3. We note that you recorded a fourth quarter adjustment to reclassify $360,000 of promotional allowances increasing selling, general and administrative expenses and decreasing cost of saLes and inventory. Please tell us the circumstances surrounding this reclassification. Please confirm that this change in accounting resulted from changes you made in your contracts with vendors. If not, please explain.

Exhibit 31
----------

4. We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individuals' titles.

Form 10-Q for the Quaterly Period Ended April 28, 2007
------------------------------------------------------

Notes to Financial Statements
-----------------------------

2.   Private Placement
----------------------

5. We note that you issued warrants in connection with your private placement of Series B Preferred Stock and in connection with the Consulting Agreement you entered into with Trinity. Please tell us how you accounted for these warrants and the basis in GAAP for your accounting treatment. Please provide us with a summary of your calculation of the intrinsic value of the embedded option. Please include with your response an explanation

Mr. Michael Recca
Harvey Electronics, Inc.
June 25, 2007
Page 3

     of the methodology and assumptions used to determine the valuation of all warrants issued. Please be detailed in your response.

                                     *****

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the fling to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

                                   Sincerely,

                                   /s/ William Choi
                                   --------------------------
                                   William Choi
                                   Branch Chief